

02041232

Duplicate

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

For the 5th day of June, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form   20-F__✓__   Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____   No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.
This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.
Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or



TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario   M5H 3B7
Tel: (416) 777-0013   Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Richmond Club hosts Twin Mining Chief Executive Officer on investor conference call

TORONTO, **June 5, 2002** – Twin Mining Corporation's (TWG: TSX) (http://www.twinmining.com) Chairman, President and Chief Executive Officer, Hermann Derbuch will speak on a Richmond Club (http://www.richmondclub.com) conference call, on **Friday 7 June 2002 at 11:00am EST.**

Mr. Derbuch will tell shareholders about Twin Mining's recent developments and encouraging exploration results.

Twin Mining Corporation (www.twinmining.com) is a mineral exploration and development company with two, 100% owned, promising diamond properties located in Canada's Eastern Arctic and is the 80% owner and operator of an advanced gold project, located in Idaho, U.S.A. The corporation has a strong and experienced Board of Directors and management team.

Twin Mining Corporation has been selected by The Richmond Club to be showcased to its audience of 550,000 investors through its broker/ analyst luncheon, national television program and North American conference call.

The Richmond Club's Investor Relations-Public Relations program has been designed to
A) provide its audience with above average investment opportunities and
B) provide the following benefits to the shareholders of these companies:
   1) Expanding their company's shareholder base;
   2) Help to increase the average daily volume of stock that is traded; and
   3) Save senior management time and money by inexpensively performing IR & PR activities for them.

Event: Conference Call
Date: Friday 7 June 2002
Time: 11:00 a.m. EST
North American dial-in number: 1-800-608-3543
Pass-code: 76819
International participants: 1-630-541-0431
Participants are encouraged to dial in to the call five minutes before the start time.

For more information, contact:
Roswitha Derbuch, Investor Relations
Twin Mining Corporation
Tel: (416) 777-0013
Email: info@twinmining.com

Sufia Lodhi, VP Corporate Development
The Richmond Club/ The Richmond Club Report
Tel: (416) 644-0644
Email: Sufia.Lodhi@richmondclub.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date June 5, 2002

Domenico Bertucci
Chief Financial Officer

❶ Print the name and title of the signing officer under his signature